UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February  2023

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated February 15, 2023	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following

OTHER RELEVANT INFORMATION

Grifols has approved an operational improvement plan designed to reinforce its competitiveness and build a more streamlined, efficient and cost-effective global organization. Under this new initiative, Grifols will significantly reduce its cost base, improve operational cash flow, drive financial performance, and create a more agile and effective operating model.

The plan focuses on three major areas: optimizing plasma costs and operations, streamlining corporate functions, and enhancing other efficiencies across the organization. Grifols expects to achieve annualized cost savings of approximately EUR 400 million relative to comparable 2022 full year costs. While measures comprising most or all of these savings are expected to be implemented by the fourth quarter of 2023, due to the company’s inventory accounting as well as timing of implementation, it is expected that approximately EUR 100 million of savings will be recognized for income statement purposes in 2023. Most of the annualized cost savings will be recognized for income statement purposes in 2024.

This plan will be initiated in the first quarter of 2023 and is expected to be completed through the fiscal year, subject to applicable law and consultation requirements.

The first part of the plan, optimization of plasma costs and operations, was designed with the objective of creating a more efficient, contemporary, high quality, and donor-friendly plasma procurement operation. The plan aims to maintain desired plasma volumes while reducing the cash cost per liter of plasma through a set of measures expected to generate annualized savings of at least up to EUR 300 million relative to full year 2022.

These measures will also reduce the U.S. plasma operations workforce by approximately 2,000 positions in 2023.

The second part of the plan is focused on streamlining corporate functions covering a broad range of initiatives such as centralizing and automating functions, more fully sharing services across business units, consolidating vendors, streamlining reporting structures, and eliminating duplicative functions and positions, among others. These initiatives will impact close to 300 FTEs, most of whom are in the U.S., with approximately one-third located in Spain.

The third part of the plan, enhancing other efficiencies across the organization, will enable the company to reduce operational costs related to, among other things, global procurement, logistics, and facilities, in part due to a real estate rationalization affecting certain offices but not industrial facilities.

Grifols estimates a one-time charge of approximately EUR 140 million to deliver the cost savings initiatives. The charge will be recognized in the first quarter of fiscal 2023 and is derived mainly from severance payments, advisory fees, and other restructuring activities.

Further detail on both the cost savings initiative and Grifols’ growth strategy will be provided at the publication of the company’s Q4 2022 & Full Year Results on February 28, 2023.

In Barcelona, on February 15, 2023

Nuria Martín Barnés
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 15, 2023